SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

PG&E Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

69331C108

(CUSIP Number)

Hon. John K. Trotter (Ret.)

Trustee

PG&E Fire Victim Trust

Two Embarcadero Center, Suite 1500

San Francisco CA, 94111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69331C108

1	NAMES OF REPORTING PERSONS PG&E Fire Victim Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 476,995,175 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 476,995,175
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,995,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Subject to limited exceptions, the PG&E Fire Victim Trust (the “Trust”) has entered into an agreement with PG&E Corporation (the “Company” or the “Issuer”) pursuant to which all shares of common stock, no par value (the “Common Stock” or “Shares”) of the Company held by the Trust in excess of 9.9% of the outstanding shares of Common Stock are subject to “mirror voting,” whereby such shares of Common Stock will be voted in the same proportion as the votes of all other stockholders of the Issuer on all matters except for those directly related to the natural environment or safety (“Mirror Voting”). See Items 4 and 5.

(2)

Percent of class is calculated based on 1,941,261,230 shares of Common Stock of the Issuer, which is the total number of shares outstanding on July 1, 2020 as reported in the Issuer’s Registration Statement on Form S-3 (“Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2020.

Page 2 out of 10 Pages

SCHEDULE 13D

CUSIP No. 69331C108

1	NAMES OF REPORTING PERSONS Hon. John K. Trotter (Ret.), solely in his capacity as Trustee of the PG&E Fire Victim Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 476,995,175 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 476,995,175
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,995,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Subject to limited exceptions, the Trust has entered into an agreement with the Issuer pursuant to which all shares of Common Stock held by the Trust in excess of 9.9% of the outstanding shares of Common Stock are subject to Mirror Voting. See Items 4 and 5.

(2)

Percent of class is calculated based on 1,941,261,230 shares of Common Stock of the Issuer, which is the total number of shares outstanding on July 1, 2020 as reported in the Issuer’s Registration Statement filed with the SEC on July 6, 2020.

Page 3 out of 10 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Stock” or “Shares”), of PG&E Corporation, a California corporation (the “Issuer or “Company”). The address of the Issuer is 77 Beale Street, P.O. Box 770000, San Francisco, California 94177.

Item 2.	Identity and Background

(1)

The PG&E Fire Victim Trust (the “Trust”) is a Delaware statutory trust, with a principal place of business located at Two Embarcadero Center, Suite 1500, San Francisco CA, 94111. The Trust is a statutory trust created under the Delaware Statutory Trust Act and is governed by that certain Trust Agreement, dated July 1, 2020 (the “Trust Agreement”), by and among PG&E Corporation, Pacific Gas and Electric Company, Wilmington Trust, National Association, as Delaware Trustee, the Hon. John K. Trotter (Ret.) as Trustee (the “Trustee”), and the members of the Trust Oversight Committee (the “Trust Oversight Committee”). The Trust Agreement is described in further detail in Item 4 below.

To the best of the Trust’s knowledge, set forth on Schedule A annexed hereto (“Schedule A”) is the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of the Claims Administrator and each of the members of the Trust Oversight Committee (each, as defined in the Trust Agreement).

(2)

The Hon. John K. Trotter (Ret.) serves as the Trustee of the Trust pursuant to the Trust Agreement. The business address of the Trustee is Two Embarcadero Center, Suite 1500, San Francisco CA, 94111. The Trustee is a citizen of the United States.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

The information set forth in Item 4 is incorporated herein by reference.

Item 4.	Purpose of Transaction

As previously disclosed by the Issuer, on January 29, 2019, the Issuer and its subsidiary, Pacific Gas and Electric Company (the “Utility,” and together with the Issuer, the “Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 (“Chapter 11”) of the United States Code in the U.S. Bankruptcy Court for the Northern District of California (the “Bankruptcy Court”). The Debtors’ Chapter 11 cases were jointly administered under the caption In re: PG&E Corporation and Pacific Gas and Electric Company, Case No. 19-30088 (DM) (the “Chapter 11 Cases”).

Page 4 out of 10 Pages

On June 19, 2020, the Debtors filed the Debtors’ and Shareholder Proponents’ Joint Chapter 11 Plan of Reorganization Dated June 19, 2020 [Docket No. 8048] with the Bankruptcy Court (as may be amended, modified, or supplemented, together with all exhibits and schedules thereto, the “Plan”). All capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Plan. On June 20, 2020, the Bankruptcy Court entered an order [Docket No. 8053] (the “Confirmation Order”) confirming the Plan. A copy of the Confirmation Order, with a copy of the Plan, as confirmed, is filed as Exhibit 2 hereto and is incorporated herein by reference. Any descriptions or summaries of the terms of the Confirmation Order or Plan herein are qualified in their entirety by Exhibit 2. On July 1, 2020 (the “Effective Date”), the Debtors consummated their reorganization pursuant to the Plan.

In full satisfaction, release and discharge of the wildfire-related claims of certain individuals, public entities and other claimants (the “Fire Victim Claims”), on the Effective Date, the Debtors funded the Trust with aggregate consideration consisting of $6.75 billion in cash (including $1.35 billion on a deferred basis in accordance with the Tax Benefits Payment Agreement described below) and 476,995,175 shares of Common Stock (the “Trust Shares”).

As described further in the Issuer’s Current Report on Form 8-K filed on June 24, 2020, the Issuer may be required to issue shares of its Common Stock in respect of certain pre-petition claims arising from or related to the pre-petition Common Stock of the Issuer (such claims, with certain other similar claims against the Company (the “Pre-Petition Claims”)). If such issuance is required, it may be determined that under the Plan, the Trust should receive additional shares of Common Stock such that it would have owned 22.19% of the outstanding Common Stock on the Effective Date, assuming that such issuance of shares in respect of the Pre-Petition Claims had occurred on the Effective Date.

Assignment Agreement

On the Effective Date, the Trust entered into that certain Assignment Agreement, dated July 1, 2020, with the Issuer and the Utility (the “Assignment Agreement”), pursuant to which the Utility issued the Trust Shares to the Trust. Additionally, under the Assignment Agreement, if the Issuer issues any additional equity units to the underwriters in connection with the Issuer’s equity units offering (the “Option Securities”), the Issuer must issue an additional number of shares of Common Stock to the Trust such that the Trust would have owned 22.19% of the outstanding Common Stock on the Effective Date, assuming that such issuance of Option Securities had occurred on the Effective Date, subject to a cap of 748,415 additional shares (the “True-Up Adjustment”).

A copy of the Assignment Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference. Any descriptions or summaries of the terms of the Assignment Agreement herein are qualified in their entirety by Exhibit 3.

Trust Agreement

The Trust is a statutory trust created under the Delaware Statutory Trust Act and is governed by the Trust Agreement. A copy of the Trust Agreement is filed as Exhibit 4 hereto and is incorporated herein by reference. Any descriptions or summaries of the terms of the Trust Agreement herein are qualified in their entirety by Exhibit 4.

The purposes of the Trust are to (i) assume the liability for all Class 5A-III and Class 5B-III Claims against the Debtors, (ii) evaluate, administer, process, settle, defend, expunge, resolve, liquidate Fire Victim Claims, and satisfy and pay all Approved Fire Victim Claims and all Trust Expenses of the Trust from the Trust Assets in a fair,

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consistent, and equitable manner without regard to the asserted amount of the claim (and in respect of Approved Fire Victim Claims, on a pro rata basis), (iii) prosecute or settle all Assigned Rights and Causes of Action, (iv) preserve, hold, manage, monetize and maximize the Trust Assets for use in paying and satisfying Approved Fire Victim Claims on a pro rata basis and for use in paying all Trust Expenses, all in accordance with the terms of the Trust Documents, the Plan and the Confirmation Order, and (iv) otherwise comply in all respects with the Trust Documents, the Plan and the Confirmation Order.

Pursuant to the Trust Agreement, and subject to the mirrored voting provision in the Registration Rights Agreement (as defined below), the Trustee has the power to exercise the right to vote the shares of Common Stock included in the Trust Assets (as defined in the Trust Agreement), except that in exercising the right to vote for the election of members of the board of directors of the Issuer, to the extent applicable, the Trustee shall do so only after obtaining the consent of the Trust Oversight Committee. The Trust Agreement further provides that after consultation with the Trust Oversight Committee, the Trustee shall retain such professional advisors as he or she determined necessary and appropriate to act as investment and financial advisor who shall assist the Trustee in assessing acceptable levels of investment risks, making investment decisions based on budgetary considerations and market conditions, and taking reasonable steps to protect, and reinvest and dispose of Trust Assets, including the Common Stock, in accordance with the purposes of the Trust.

Registration Rights Agreement

In connection with the Plan and the foregoing issuance of Common Stock, the Trust entered into a registration rights agreement (the “Registration Rights Agreement”) with Issuer. Among other things, pursuant to the terms of the Registration Rights Agreement:

•

The Issuer is required (i) to file a registration statement shortly following the Effective Date to effect the registration of the Trust Shares (the filing of the registration statement of which this prospectus forms a part satisfies this requirement) and (ii) to cause such registration statement to be declared effective within 20 days thereafter;

•

Subject to customary suspension rights, the Issuer is required to use commercially reasonable best efforts to cause such registration statement to remain continuously effective under, and properly amended, supplemented and replaced as required by the Securities Act of 1933, as amended (the “Securities Act”) until the date as of which there are no longer Registrable Securities (as defined in the Registration Rights Agreement) outstanding;

•

The Trust has the right (i) to require the Issuer to assist the Trust with effecting periodic underwriting offerings of Trust Shares and (ii) to include Trust Shares in offerings of Common Stock by the Issuer (whether for the account of the Issuer or of any equity holder thereof), each subject to certain limitations; and

•	The Trust has agreed to a customary lock-up not to exceed 90 days following subsequent offerings of Common Stock by the Issuer (whether for the account of the Issuer, the Trust or otherwise).

In addition, the Issuer is required to pay the fees and expenses for one counsel for the Trust (subject to a cap) in connection with the initial registration and each assisted underwritten offering, but excluding any underwriting discounts or commissions or fees and expenses of the Trust. The Registration Rights Agreement contains customary indemnification and contribution provisions.

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As provided in the Registration Rights Agreement, subject to limited exceptions, all Trust Shares in excess of 9.9% of the outstanding shares of Common Stock of the Issuer are subject to “mirror voting,” whereby such shares of Common Stock will be voted in the same proportion as the votes of all other shareholders of the Issuer on all matters except for those directly related to the natural environment or safety (“Mirror Voting”).

As further provided in the Registration Rights Agreement, in connection with the Company’s underwritten equity offerings conducted pursuant to the Plan, the Fire Victim Trust entered into lock-up agreements restricting it from selling shares of Common Stock for the 90-day period following June 25, 2020 (the “Lock-up Agreements”).

A copy of the Registration Rights Agreement and Lock-up Agreements are filed hereto as Exhibit 5, 6 and 7, respectively, and are incorporated herein by reference. Any descriptions or summaries of the terms of the Registration Rights Agreement and Lock-up Agreements herein are qualified in their entirety by such Exhibits.

Tax Benefits Payment Agreement

On the Effective Date, the Trust entered into a tax benefits payment agreement (the “Tax Benefits Payment Agreement”) with the Issuer and the Utility, pursuant to which the Utility agreed to pay to the Trust in cash an aggregate amount of $1.35 billion, comprising (i) up to $650 million of tax benefits for fiscal year 2020 to be paid on or before January 15, 2021 (the “First Payment Date”), and (ii) up to $700 million of tax benefits for fiscal year 2021 to be paid on or before January 15, 2022, plus the amount of any shortfall of the payments owed on the First Payment Date. In the event that tax benefits in fiscal year 2020 exceed $650 million, the Issuer will use such excess tax benefits to prepay the amount of tax benefits to be paid for fiscal year 2021. In the event that payments from the Tax Benefits Payment Agreement received on or before the First Payment Date are less than $650 million, the Issuer will deliver to the Trust a letter of credit in an amount equal to such shortfall, which letter of credit may be presented to the issuing bank for payment to the Trust on January 18, 2022, to the extent that any amounts remain owing to the Trust under the Tax Benefits Payment Agreement on that date. In the event there is a change of control as defined within the meaning of section 382 of the Internal Revenue Code after the Effective Date, all such payments described in (i) and (ii) will become automatically due and payable within fifteen days of such change in control (and the letter of credit, if issued, may be drawn); and in the event that the Issuer obtains financing that monetizes or is otherwise secured by any tax benefits, the Issuer will use the first $1.35 billion in proceeds of such financing to make all payments described in (i) and (ii) to the Trust on January 15, 2021.

A copy of the Tax Benefits Payment Agreement is filed as Exhibit 8 hereto and is incorporated herein by reference. Any descriptions or summaries of the terms of the Tax Benefits Payment Agreement herein are qualified in their entirety by Exhibit 8.

Except as otherwise set forth in this Schedule 13D, the Reporting Persons do not have any present plans, arrangements or understandings that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

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(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to those enumerated above.

However, the Reporting Persons intend to review their interest in the Issuer on a continuing basis and reserve the right to change their plans or intentions at any time depending upon their evaluation of then existing circumstances including, without limitation, the factors referred to above to the extent permitted by the Trust Agreement. The Reporting Persons intend to monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or board of directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors.

Item 5.	Interest in Securities of the Issuer

(a)

As of the date hereof, the Trust beneficially owns directly 476,995,175 shares of Common Stock, currently representing 24.6% of the Issuer’s Common Stock, based on the Trust’s ability to direct the disposition of such shares of Common Stock.

The Trustee, solely in his capacity as Trustee of the Trust, may be deemed to indirectly beneficially own the Common Stock held by the Trust. The Trustee specifically disclaims beneficial ownership of the securities held by the Trust that he does not directly own or control.

(b)

Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Neither the Trust nor the Trustee has sole or shared power to vote or direct the voting of any Trust Shares in excess of 9.9% of the outstanding shares of Common Stock of the Issuer (other than matters directly related to the natural environment or safety), as they are subject to Mirror Voting (as described in Item 4).

(c)	The information set forth in Item 4 is incorporated herein by reference. Otherwise, the Trust has not effected any transactions in the Common Stock of the Issuer during the past sixty days.

(d)

Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Persons.

(e)	Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement, dated July 10, 2020, by and among the PG&E Fire Victim Trust and the Hon. John K. Trotter (Ret.), trustee thereof.

2	Confirmation Order, dated June 20, 2020 (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K filed on June 24, 2020).

3	Assignment Agreement, dated July 1, 2020, by and among PG&E Corporation, Pacific Gas and Electric Company, and the Hon. John K. Trotter, solely in his capacity as trustee of the PG&E Fire Victim Trust.

4	Trust Agreement of PG&E Fire Victim Trust, dated July 1, 2020, by and among PG&E Corporation, Pacific Gas and Electric Company, the Trustee, the Delaware Trustee and any successor Delaware Trustee serving in such capacity, and the members of the Fire Victim Trust Oversight Committee.

5	Registration Rights Agreement, dated July 1, 2020, by and among PG&E Corporation and the PG&E Fire Victim Trust (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K dated July 2, 2020).

6	Lockup Agreement, dated July 1, 2020, by PG&E Fire Victim Trust, with respect to the Common Stock Offering.

7	Lockup Agreement, dated July 1, 2020, by PG&E Fire Victim Trust, with respect to the Equity Units Offering.

8	Tax Benefits Payment Agreement, dated July 1, 2020, between the Corporation and the Fire Victim Trust (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K dated July 2, 2020).

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2020

PG&E FIRE VICTIM TRUST

By:	/s/ John K. Trotter
Name:	Hon. John K. Trotter (Ret.)
Title:	Trustee

/s/ John K. Trotter
Hon. John K. Trotter (Ret.), solely in his capacity as trustee of the PG&E Fire Victim Trust

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).